SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN MAY 15, 2002 AND JULY 10, 2002

CHINADOTCOM CORPORATION

(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong
(Address of Registrant's Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F__x__ Form 40-F_____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes_____ No__x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2002

CHINADOTCOM CORPORATION

By: D. Widdicombe

Daniel Widdicombe
Chief Financial Officer

Schedule I

18 Jun 2002	chinadotcom e-Solutions Secures Win for its Oracle e-Business Suite
13 Jun 2002	chinadotcom's Ion Global selected by Land Registry for England & Wales to develop its websites
30 May 2002	Four Seasons Hotel Singapore Chooses

chinadotcom
corporation

FOR IMMEDIATE RELEASE

chinadotcom e-Solutions Secures Win for its Oracle e-Business Suite

Helping Cytech to gain a competitive edge in China post WTO era

[Hong Kong, June 18, 2002] chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) a leading integrated Internet company in Asia, today announced that the company has signed an agreement with Cytech Technology Ltd (Cytech) in which chinadotcom e-solutions will help Cytech to integrate its backend business processes through the implementation of Oracle's e-Business Suite Solution.

Cytech, based in Hong Kong, is one of the largest distributors of integrated circuit and semiconductor components and products with sales offices located in major cities throughout China such as Beijing, Shanghai, Nanjing, Guangzhou, Shenzhen, Chengdu, Chongqing, Wuhan and Xian.

"It is critical for us to develop a unified integrated platform that allows our sales offices to share and retrieve relevant information and purchase orders," said Johnny Chan, President of Cytech Technology Ltd. "We were impressed by chinadotcom's technical capabilities and their understanding of our needs. The Oracle e-Business Suite to be implemented by e2e will help us improve our operating efficiency and increase our competitiveness in the marketplace."

Daniel Widdicombe, Chief Financial Officer of chinadotcom corporation, said, "Enterprises recognize the need to constantly improve their business processes to optimize their profit potential and remain competitive. chinadotcom e-solutions is well positioned to play a significant role in helping these enterprises, particularly growing enterprises in Mainland China, to tackle the challenges brought forth by China's entry into the WTO."

# # #

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated Internet company offering e-business solutions, media assets and e-marketing services. Through its three-dimensional business model, chinadotcom provides a full range of Internet services around the world that: 1) build e-business strategies and solutions (chinadotcom **e-solutions**), 2) distribute content via its media assets (chinadotcom **media assets**), and 3) sell services through online marketing (chinadotcom **e-marketing**).

The company and its subsidiaries have offices in 10 markets - Japan, Korea, Australia, Mainland China, Hong Kong, Taiwan, Singapore, Malaysia, the UK and the US. For more information about chinadotcom corporation, please visit www.corp.china.com

chinadotcom
corporation

FOR IMMEDIATE RELEASE

About Cytech Technology

Cytech Technology Ltd (Cytech), incorporated in 1998, is a growing semiconductor distributor in China and Hong Kong SAR. Headquartered in Hong Kong, Cytech also has a total of nine domestic offices throughout the major cities in China including Shanghai, Shenzhen and Beijing.

Cytech distributes semiconductor products from companies in the USA, including ALTERA, IDT, MICRON, LINEAR, etc.

Safe Harbor Statement

This press release includes certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management's current expectations and are subject to risks and uncertainties and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom's results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2001 on Form 20-F filed on June 11, 2002.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager
Tel : (852) 2961 2750
Fax : (852) 2571 0410
e-mail : jane.cheng@hk.china.com

chinadotcom
corporation

FOR IMMEDIATE RELEASE

chinadotcom's Ion Global selected by Land Registry for England & Wales to develop its websites

Strategic and User Experience skills and China/Australia synergies key to second e-government win

[Hong Kong, June 13, 2002] chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com), a leading integrated Internet company in Asia, today announced that its business unit, Ion Global, has been selected as preferred supplier by the Land Registry for England and Wales to assist with the development of its websites.

On the back of Ion Global's first UK government win in November 2001, this engagement further showcases the strength of Ion Global's all-around capabilities. This project will leverage Ion Global's expertise in strategy, user experience, technology and marketing, to develop a variety of websites to support the launch of Land Registry's ten-year strategic plan and the official consultation on an electronic conveyancing system. This will lay the foundation for the development of an online strategy to improve and refine the services and tools available on these websites.

The key factors in securing this appointment, which came after winning a strongly contested bid, was Ion Global's combination of strategy, user experience and marketing skills centered in the UK supported by robust technical capabilities and competitive cost structure from its Australia and China offices. The Land Registry is the second successive UK Government win and another example of how Ion Global's 'Asian led footprint with global reach' strategy works in practice.

The aim of the Land Registry's e-conveyancing program is to develop a fully automated e-conveyancing system for England and Wales. It represents a historic change in a fundamental pillar of the UK economy – land ownership.

chinadotcom
corporation

FOR IMMEDIATE RELEASE

Tim Moore, Managing Director of Ion Global UK, said, "We are delighted the talent we have assembled is proving the right mix to invigorate UK e-government initiatives." Moore added, "We look forward to further leveraging our unique asset base to help our clients build more productive relationships with their customers."

"We are pleased to see another UK Government project win by our Ion Global UK office," said Dr. Raymond Ch'ien, Executive Chairman of chinadotcom corporation. "This project further confirms the value we are realizing from the synergies built within the group. Our UK office understands the needs and local requirements of the client while our China and Australia offices provide the technical support and back-end service in a most cost-effective way." Dr Chi'en added, "It demonstrates our commitment in creating long-term shareholder value by offering the best technology solutions to a widening client base."

HM Land Registry is a UK Government Department, Executive Agency and Trading Fund responsible to the Lord Chancellor that keeps and maintains the Land Register of England and Wales. On behalf of the Crown, the Land Registry guarantees title to registered estates and interests in land in England and Wales. Established in 1862, it is required by statute to be self-financing and makes no call on public funds. The Land Registry has 24 district land registries in England and Wales, each providing land registration services for different counties and unitary authorities in the UK.

# # #

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated Internet company offering e-business solutions, media assets and e-marketing services. Through its three-dimensional business model, chinadotcom provides a full range of Internet services around the world that: 1) build e-business strategies and solutions (chinadotcom **e-solutions**), 2) distribute content via its media assets (chinadotcom **media assets**), and 3) sell services through online marketing (chinadotcom **e-marketing**).

The company and its subsidiaries have offices in 10 markets - Japan, Korea, Australia, Mainland China, Hong Kong, Taiwan, Singapore, Malaysia, the UK and the US. For more information about chinadotcom corporation, please visit www.corp.china.com

About Ion Global

Announced in March 2001, Ion Global is the new name for Web Connection and its network of offices around the world.

chinadotcom
corporation

FOR IMMEDIATE RELEASE

Established in Hong Kong in 1995 as Web Connection, Ion Global is a wholly owned subsidiary of chinadotcom corporation and offers e-business strategies and solutions for major corporations that recognize the power of the Internet as a business platform and customer relationship channel.

Ion Global brings together a strong blend of core competencies – digital strategy, user experience, technology and marketing – which represent the core components of a successful e-business solution provider. Ion Global has achieved a broad Asian-based geographic footprint with global reach. It has offices in Hong Kong, China, Singapore, Japan, Taiwan, Korea, Australia, the USA and the UK.

Major clients include UK Department of Trade and Industry, HSBC, Cathay Pacific, GE, Proctor & Gamble, Samsung, Cable & Wireless, David Jones, MCI, Matsushita and GM China. For more information, please visit www.ion-global.com.

Safe Harbor Statement

This press release includes certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management's current expectations and are subject to risks and uncertainties and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom's results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2001 on Form 20-F filed on June11, 2002.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager
Tel : (852) 2961 2750
Fax : (852) 2571 0410
e-mail : jane.cheng@hk.china.com

chinadotcom
corporation

FOR IMMEDIATE RELEASE

Four Seasons Hotel Singapore Chooses chinadotcom Group Marketing Solutions

[HONG KONG May 30, 2002] chinadotcom corporation [NASDAQ: CHINA; Website: www.corp.china.com], a leading integrated Internet company in Asia, today announced that its e-solutions arm, Ion Global, Asia's leading e-business integrator, has been appointed by Four Seasons Hotel Singapore as its integrated marketing partner to combine offline and online marketing channels to communicate with the hotel's loyal customer base and to reach new customers. Ion Global was selected based on its extensive travel industry experience, established methodology and focus on results. This engagement also incorporates the "expresso" technology product developed by MEZZO Marketing, the e-marketing arm of chinadotcom, further demonstrating the synergies within the chinadotcom group of companies.

Ion Global has already started work for Four Seasons Hotel Singapore to develop a customer-centric approach to marketing which builds consumer intelligence to generate incremental sales, while deepening relationships with patrons and lowers sales and marketing costs. The value proposition involves strategy, creative, content, database and HTML development and incorporates the e-marketing infrastructure resources of MEZZO Marketing. Ion Global's first integrated marketing campaign resulted in the addition of 6,000 names to Four Season Singapore's database.

"Our team set out to demonstrate to Four Seasons Hotel Singapore that there were other, more cost-effective ways of reaching new customers," said Jon Winslow, Chief Operating Officer of Ion Global. "Although Ion Global's marketing offering is only one part of our business, it remains a good entry point for us to engage clients since it provides an opportunity to showcase real results in a short time period."

Winslow added, "Our ease and ability to work with companies within the chinadotcom group can pose real benefits to our clients in the form of cost savings and operational efficiencies. We are pleased to have been able to take advantage of this synergy for Four Seasons Hotel Singapore."

Four Seasons is one of the world's leading managers of luxury hotels and resorts. The Corporation manages 55 luxury hotel and resort properties, primarily under the Four Seasons and Regent brand names, in principal cities and resort destinations in 25 countries.

- END -

chinadotcom
corporation

FOR IMMEDIATE RELEASE

About chinadotcom corporation
chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated Internet company offering e-business solutions, portal and e-marketing services. Through its three-dimensional business model, chinadotcom provides a full range of Internet services around the world that: 1) build e-business strategies and solutions (chinadotcom **e-solutions**), 2) distribute content via its media assets (chinadotcom **media assets**), and 3) sell services through online marketing (chinadotcom **e-marketing**).

The company and its subsidiaries have offices in 10 markets - Japan, Korea, Australia, Mainland China, Hong Kong, Taiwan, Singapore, Malaysia, the UK and the US. For more information about chinadotcom corporation, please visit www.corp.china.com

About Ion Global
Established in Hong Kong in 1995, Ion Global is a wholly owned subsidiary of chinadotcom corporation and offers e-business strategies and solutions for major corporations that recognize the power of the Internet as a business platform and customer relationship channel.

Ion Global integrates four core competencies - strategy, user experience, technology and marketing - which together represent the key components of a successful e-business solution. Ion Global has achieved a broad Asian-based geographic footprint with global reach and has offices in Hong Kong, China, Singapore, Japan, Taiwan, Korea, Australia, USA and the UK.

Major clients include HSBC, Cathay Pacific, GE, Procter & Gamble, Samsung, L'Oréal, Fairfax, Nike China, Matsushita and GM China. For more information, please visit www.ion-global.com.

About MEZZO™ Marketing
MEZZO Marketing provides marketers with a more precise way to identify, solicit, reach and convert their target customers with intelligent marketing solutions that let marketers build profitable and lasting relationships between their brand, product and service, with their end customers.

Powered by human and technological intelligence, MEZZO Marketing's suite of marketing solutions include Integrated Media, expresso Email solutions, Intelligent DataMart and Call Center Services. MEZZO Marketing's team of Precision Marketers help marketers plan, implement, and track marketing activities– be it Brand Building, Tactical Promotion, Direct Marketing or Relationship Management.

MEZZO means middle, center, focus.
www.mezzomarketing.com

About Four Seasons
As the world's leading operator of luxury hotels and resorts, Four Seasons currently manages 55 properties in 25 countries, primarily under the Four Seasons and Regent brands. With a history spanning four decades and a portfolio that now extends around the world, Four Seasons Hotels and Resorts is the world's leading operator of luxury hotels, currently managing 53 properties in 24 countries. Information on the company and its 41 years of achievement in the hospitality industry can be accessed through the Four Seasons website at www.fourseasons.com.

Safe Harbor Statement
This press release includes certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management's current expectations and are subject to risks and uncertainties and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein. All forward-

chinadotcom
corporation

FOR IMMEDIATE RELEASE

looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom's results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2000 on Form 20-F filed on May 10, 2001.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager
Tel : (852) 2961 2750
Fax : (852) 2571 0410
e-mail : jane.cheng@hk.china.com